                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                         Amendment No. 1 /*/


                          New Generation Holdings, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    64446R108
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                                 (CUSIP Number)


                  Thomas R. Marshall, Executive Vice President
                          New Generation Holdings, Inc.
                                400 West Broadway
                            New York, New York 10012
                                 (516) 671-2716
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             SCHEDULE 13D

CUSIP No. 64446R108
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Bachkine & Meyer Industries, S.A.
          (Taxpayer ID No.   N\A )

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a)  [   ]
                    (b)  [   ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

          OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands

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     NUMBER OF           7    SOLE VOTING POWER

     SHARES                   -0-
                         -------------------------------------------------------



     BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                 -0-
                         -------------------------------------------------------



     EACH                9    SOLE DISPOSITIVE POWER

     REPORTING                -0-
                         -------------------------------------------------------



     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON


          100,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          less than 1%

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14   TYPE OF REPORTING PERSON*

          CO

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

CUSIP No. 64446R108
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Jacques Mot

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [   ]
                                                   (b)  [   ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          PF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland

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     NUMBER OF           7    SOLE VOTING POWER

     SHARES                   100,000
                         -------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER


     OWNED BY                 -0-
                         -------------------------------------------------------


     EACH                9    SOLE DISPOSITIVE POWER

     REPORTING                100,000
                         -------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER


     WITH                     -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON


          100,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          less than 1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.



     This Schedule 13D relates to the Common Stock, par value $0.001 (the "Common Stock"), of New Generation Holdings, Inc. (the "Issuer"). Based solely on information provided by the Issuer, as of February 21, 2001 there were 15,074,788 shares of Common Stock issued and outstanding.



     The address of the Issuer's principal executive office is 400 West Broadway, 6th Floor, New York, NY 10012.


ITEM 2.   IDENTITY AND BACKGROUND.



     (a). The persons filing this statement are Bachkine & Meyer Industries, S.A. ("BMI") and Jacques Mot. Jacques Mot is the Chairman and President of BMI and the chairman of the Board of the Issuer. Information called for by Items 2 through 6 of this Schedule 13D, as applicable, with respect each director and executive officer of BMI is attached hereto as Annex A.



     (b-c). BMI's main business address is 125 Main Street, Road Town, Tortola, BVI. BMI is a private holding company which pursues investment opportunities world wide. Jacques Mot's business address is 125 Main Street, Road Town, Tortola, British Virgin Islands. In addition to his role with BMI, Mr. Mot is currently the Chairman and a director of the Issuer.

     (d). Neither BMI nor Mr. Mot has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e). During the last five years, neither BMI nor Mr. Mot has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). BMI is a British Virgin Islands company. Mr. Mot is a citizen of Switzerland.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



     As previously reported, on June 10, 1999, BMI acquired Eleven Million Five Hundred and Eighty Thousand (11,580,000) shares of the Common Stock in a private transaction exempt from registration under the Securities Act of 1933 pursuant Regulation S promulgated thereof, in exchange for certain assets and liabilities of BMI. On November 13, 2000 BMI converted $1,365,696 of outstanding debt owed to BMI by the Issuer into 380,417 shares of common stock at an effective conversion price of $3.59 per share, representing the average price of the Issuer's common stock on the OTC-Bulletin Board for the date of and the ten days immediately preceding the date of the Loan Retirement Agreement between the Issuer and BMI dated as of November 13, 2000. Between October of 1999 and December of 2000, BMI distributed all of its shares of Common Stock to its shareholders (excluding 50,000 shares which were transferred to eMarketer, Inc. as part of a collaboration agreement). Mr. Mot acquired 100,000 shares of the Common Stock on June 26, 2000 in a private transaction exempt from registration under the Securities Act of 1933 pursuant to Regulation S promulgated thereof, in exchange for $750,000 of his personal funds.



ITEM 4.   PURPOSE OF TRANSACTION.



     As previously reported, BMI originally acquired the 11,580,00 shares of Common Stock in order to gain control of the Issuer. BMI acquired the 380,416 shares on November 13, 2000 in order to enable the Issuer to eliminate $1,365,696 of debt from its balance sheet. It subsequently determined that it was in its best interests to distribute the all its shares of Common Stock to its shareholders. Jacques Mot acquired his 100,000 shares of Common Stock from the Issuer for investment purposes. The Reporting Person does not have any plans or proposals which relate to or that would result in any of the matters set forth in paragraphs a-j of this Item 4.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.



     (a) BMI beneficially owns none of the issued and outstanding shares of Common Stock. Mr. Mot beneficially owns in the aggregate 100,000 shares of Common Stock representing less than 1% of the issued and outstanding shares of the Issuer's Common Stock.





     (b) Mr. Mot has the sole power to vote on 100,000 shares of Common Stock.





     (c) Within the past 60 days, neither BMI nor Mr. Mot has made any transactions in the Common Stock other than the shares distributed to the stockholders of BMI.



     (d) No persons, other than BMI and Mr. Mot, respectively, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by each of them.



     (e) Both BMI and Mr. Mot ceased to be reporting persons on December 31, 2000.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationship between BMI and/or Mr. Mot and any person with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Attached as Exhibit A hereto is a copy of the Loan Retirement Agreement between BMI and the Issuer dated November 13, 2000.




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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated as of: February 28, 2001



                              BACHKINE & MEYER INDUSTRIES, S.A.

                              By:
                                 --------------------------------
                              Name:     Jacques Mot
                              Title:    Chairman and Chief
                                        Executive Officer


                              JACQUES MOT


                              -----------------------------------

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                                     ANNEX A


Directors and Executive Officers of BMI
---------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

     (a). Jacques Mot is a Director and the Chairman of BMI and its Chief Executive Officer. He is also Chairman and a director of the Issuer

     (b). His business address is 125 Main Street, Road Town, Tortola, British Virgin Islands.

     (c). Jacques Mot is currently employed by BMI as its Chairman and Chief Executive Officer.

     (d). Jacques Mot has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)during the last five years.

     (e). During the last five years, Jacques Mot has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Jacques Mot is a citizen of Switzerland.

-------------------------------------------

     (a).  Marcel J. Rokegem is a Director of BMI.

     (b).  His business address is Lessensestraat 60, 9500
Geraardsbergen, Belgium .

     (c). Marcel J. Rokegem is currently an independent financial consultant with his offices at Lessensestraat 60, 9500 Geraardsbergen, Belgium.

     (d). Marcel J. Rokegem has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e). During the last five years, Marcel J. Rokegem has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Marcel J. Rokegem is a citizen of Belgium.